PHELPS DODGE CORPORATION AND SUBSIDIARIES

Exhibit 12
COMPUTATION OF TOTAL DEBT TO TOTAL CAPITALIZATION
 (Unaudited; $ in millions)

	September 30,	December 31,
	2006	2005
Short-term debt	$63.0	14.3

Current portion of long-term debt	62.2	2.5

Long-term debt	796.4	677.7

Total debt	921.6	694.5

Minority interests in consolidated subsidiaries	1,427.3	915.9

Shareholders’ equity	6,483.9	5,601.6

Total capitalization	$8,832.8	7,212.0

Ratio of total debt to total capitalization	10.4%	9.6%